To:  David R. Humphrey
     Amy Geddes
     Margery Reich


RE: CHINA SOUTHERN AIRLINES COMPANY LIMITED ("THE COMPANY") AND ITS SUBSIDIARIES ("THE GROUP")
     FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004
     COMMISSION FILE NUMBER: 001-14660


QUESTION 1

WE NOTE THAT, THROUGHOUT YOUR DISCUSSION OF 2004 OPERATING RESULTS AS COMPARED WITH 2003, YOU EXPLAIN INCREASES IN REVENUES AND EXPENSES PRIMARILY BY CITING INCREASED PASSENGER LOAD AND FLEET SIZE; HOWEVER, YOU DO NOT EXPLAIN WHAT LED TO THE INCREASED PASSENGER LOAD AND FLEET SIZE IN 2004. REVISE YOUR DISCLOSURE TO INCLUDE ALL THE FACTS AND CIRCUMSTANCES SURROUNDING THESE INCREASES, INCLUDING THOSE FACTS AND CIRCUMSTANCES LEADING TO INCREASED FLEET SIZE AND INCREASED PASSENGER LOAD.

We have considered your comments and disclosure will be revised in the 2005 Form 20-F as follows:

     Operating revenue

     Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue in 2004 and 2003 accounted for 97.4% and 97.1% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 90.4% and 9.6% respectively of total traffic revenue in 2004. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

     Operating revenue increased by 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. This increase was primarily due to a 40.6% rise in passenger revenue from RMB15,010 million in 2003 to RMB21,100 million in 2004 resulting from increased traffic volume. The PRC airline industry has fully recovered from the outbreak of severe acute respiratory syndrome ("SARS") in China since August 2003. Coupling with the continued growth in domestic economic conditions, the aviation traffic volume in China attained a new highest record in 2004. The total number of passengers carried by the Group increased by 37.8% to 28.2 million passengers in 2004. The increase in 2004 compared to 2003 was attributable to the general increasing traffic demand in the PRC airline market and deliveries of 20 aircraft (excluding effect of CNA/XJA Acquisitions) during 2004 which caused an increase in passenger capacity of 31.6%. RPKs increased by 41.0% from 26,387 million in 2003 to RMB37,196 million in 2004, primarily as a result of an increase in passengers carried. Passenger yield remained constant at RMB0.57.

     Domestic passenger revenue, which accounted for 79.9% of the total passenger revenue in 2004, increased by 37.8% from RMB12,242 million in 2003 to RMB16,869 million in 2004. Domestic passenger traffic in RPKs increased by 36.8%, mainly due to an increase in passengers carried. Passenger yield remained steady in 2004 and at RMB0.58. Included in the 2004 domestic passenger revenue was fuel surcharge imposed on domestic flights of approximately RMB281 million (2003: RMB716 million). Excluding the effect of fuel surcharge revenue, the passenger yield increased from

RMB0.54 in 2003 to RMB0.57 in 2004 as a combined result of the growth in traffic demand and fleet expansion during 2004.

     Hong Kong passenger revenue, which accounted for 5.3% of total passenger revenue, increased by 47.2% from RMB750 million in 2003 to RMB1,104 million in 2004. For Hong Kong regional flights, passenger traffic in RPKs increased by 54.6%, while passenger capacity in ASKs increased by 40.8%, resulting in a 5.6 percentage point increase in passenger load factor from 2003. Passenger yield decreased from RMB0.96 in 2003 to RMB0.92 in 2004 mainly due to intensified competition among airlines. Included in the 2004 Hong Kong passenger revenue was fuel surcharge imposed on Hong Kong regional flights of approximately RMB67 million (2003: RMB24 million). Excluding the effect of fuel surcharge revenue, the passenger yield decreased from RMB0.93 in 2003 to RMB0.86 in 2004.

     International passenger revenue, which accounted for 14.8% of total passenger revenue, increased by 55.0% from RMB2,018 million in 2003 to RMB3,127 million in 2004. For international flights, passenger traffic in RPKs increased by 59.3%, while passenger capacity in ASKs increased by 52.1%, resulting in a
2.9 percentage point rise in passenger load factor from 2003. Passenger yield decreased by 2.1% from RMB0.47 in 2003 to RMB0.46 in 2004 mainly resulted from the increases in traffic derived from long haul routes which generally had a lower yield than short haul routes.

     Cargo and mail revenue, which accounted for 9.6% of the Group's total traffic revenue and 9.4% of total operating revenue, increased by 14.8% from RMB1,955 million in 2003 to RMB2,244 million in 2004. The increase was attributable to the increasing traffic demand.

     Other operating revenue increased by 24.8% from RMB505 million in 2003 to RMB630 million in 2004. The increase was primarily due to the general growth in income from various auxiliary operations.


QUESTION 2

YOU STATE, ON PAGE F-16, THAT YOU IMPOSE A FUEL SURCHARGE ON CERTAIN FLIGHTS. AS THAT SURCHARGE FORMS PART OF THE TRAFFIC REVENUE OF THE GROUP, IT WOULD BE APPROPRIATE TO DISCLOSE AND QUANTIFY THE IMPACT OF FUEL SURCHARGE REVENUE IN YOUR COMPARATIVE DISCUSSIONS OF OPERATING REVENUE. PLEASE REVISE.

We have considered your comments and disclosure will be revised in the 2005 Form 20-F. See our answer to question 1 above.

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QUESTION 3

WE NOTE THAT YOU HAVE INCLUDED THE PRINCIPAL BALANCE ONLY OF SHORT AND LONG TERM DEBT IN YOUR TABLE OF CONTRACTUAL OBLIGATIONS. WE BELIEVE YOU SHOULD INCLUDE ESTIMATED INTEREST PAYMENTS IN THE TABLE OR, IN THE ALTERNATIVE, INCLUDE ADDITIONAL DISCLOSURE REGARDING INTEREST PAYMENTS IN A FOOTNOTE TO THE TABLE. FOR VARIABLE RATE DEBT, YOU SHOULD INCLUDE A DISCUSSION OF THE METHODOLOGY USED IN THE CALCULATION. AS SUCH, PLEASE INCLUDE YOUR PROPOSED REVISED DISCLOSURE AS PART OF THE RECONCILIATION REQUESTED ABOVE. SEE SECTION IV.A OF FR-72 FOR GUIDANCE.

Disclosure will be revised in the 2005 Form 20-F as follows:

                                                                 AS OF DECEMBER 31, 2004
                                              ------------------------------------------------------------
                                                                  PAYMENT DUE BY PERIOD
                                              ------------------------------------------------------------
                                                         LESS THAN                                 AFTER 5
                                               TOTAL      1 YEAR       1-3 YEARS     4-5 YEARS      YEARS
                                                                     (RMB MILLION)

CONTRACTUAL OBLIGATIONS
Short-term debt                                9,925         9,925             -             -           -
Long-term debt                                13,528         1,593         5,766         2,283       3,886
Capital lease obligations                     11,743         2,144         5,428         3,479         692
Cash payable for CNA/ XJA                      1,959         1,959             -             -           -
                                              ------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS                 37,155        15,621        11,194         5,762       4,578
                                              ------------------------------------------------------------
OTHER COMMERCIAL COMMITMENTS
Operating lease commitments                   12,750         1,761         3,184         6,023       1,782
Aircraft purchase commitments (Note 1)        11,776         8,748         3,028             -           -
Capital commitments in respect of
  investments in the Guangzhou new
  airport                                        824           824             -             -           -
Other capital commitments                        700           595           105             -           -
Investing commitments                             83            83             -             -           -
                                              ------------------------------------------------------------
TOTAL COMMERCIAL OBLIGATIONS                  26,133        12,011         6,317         6,023       1,782
                                              ------------------------------------------------------------

ESTIMATED FUTURE INTEREST PAYMENTS ON SHORT-TERM DEBT AND LONG-TERM DEBT

Fixed rate                                     1,076           364           406           219          87
Variable rate (note 2)                           939           266           522           122          29
                                              ------------------------------------------------------------
                                               2,015           630           928           341         116
                                              ------------------------------------------------------------


Note 1 Amount shown are net of previously paid purchase deposits.

Note 2 Variable rate debts bear interest at floating rates ranging from 3 months LIBOR / 6 months LIBOR plus a margin between 0.3% and 1.2% per annum, with maturities through 2014. The prevailing LIBOR rates effective on December 31, 2004 was used in calculating the estimated future interest payments.

QUESTION 4

WE UNDERSTAND THAT YOU FOCUS ON THE POWER TO CONTROL IN DETERMINING WHETHER A PARENT/SUBSIDIARY RELATIONSHIP EXISTS. UNDER U.S. GAAP, VARIABLE INTEREST ENTITIES ("VIES") IN WHICH A PARENT DOES NOT HAVE A CONTROLLING VOTING INTEREST BUT ABSORBS THE MAJORITY OF THE VIES EXPECTED LOSSES OR RETURNS MUST ALSO BE CONSOLIDATED. PLEASE EXPLAIN HOW YOU HAVE CONSIDERED THIS APPARENT DIFFERENCE BETWEEN IFRS AND U.S. GAAP WHEN PREPARING THIS FOOTNOTE. PLEASE BE DETAILED AND SPECIFIC WHEN PREPARING YOUR RESPONSE.

As disclosed on page F-50, we identified the following six principal affiliated companies and jointly controlled entities which were not consolidated in the IFRS consolidated financial statements:


------------------------------------------------------------------------------------------------------------------------------
                                                   ATTRIBUTABLE
                                                EQUITY INTEREST (%)     PRINCIPAL ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------

1   Southern Airlines Group Finance                  47.42              Provision of financial services
    Company Limited ("SA Finance")
------------------------------------------------------------------------------------------------------------------------------
2   Sichuan Airlines Corporation                       39               Airline
    Limited ("Sichuan Airlines")
------------------------------------------------------------------------------------------------------------------------------
3   Guangzhou Aircraft Maintenance                     50               Provision of aircraft repair and  maintenance services
    Engineering Company Limited ("GAMECO")
------------------------------------------------------------------------------------------------------------------------------
4   MTU Maintenance Zhuhai Co. Ltd                     50               Provision for engine repair and maintenance services
    ("MTU")
------------------------------------------------------------------------------------------------------------------------------
5   China Postal Airlines Limited                      49               Airline
    ("China Postal")
------------------------------------------------------------------------------------------------------------------------------
6   Zhuhai Xiang Yi Aviation Technology                51               Provision of flight simulation training services
    Company Limited ("Xiang Yi")
------------------------------------------------------------------------------------------------------------------------------


Other non-consolidated affiliated companies and jointly controlled entities of the Group are not significant to the Group, both individually or in aggregate, and have been accounted for using the equity accounting method in the IFRS consolidated financial statements. The same accounting is used for US GAAP purposes.


STEP (1)
--------

We assessed whether any of the above six entities qualifies for the scope exception set out in paragraph 4 of FIN46(R).

Sichuan Airlines, China Postal and Xiang Yi are deemed to be businesses under the definition in Appendix C of FIN46(R) and did not meet any of the 4 conditions stated in paragraph 4.h. in FIN46(R). Accordingly, they are outside the scope of FIN46(R).

SA Finance, GAMECO and MTU were identified as within the scope of FIN46(R).

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

STEP (2)
--------

We did not evaluate as to whether or not SA Finance, GAMECO and MTU are variable interest entities ("VIEs") as defined in FIN46(R). Instead, we assumed they are VIEs and performed the primary beneficiary evaluation.

The Group's has concluded that its only variable interest in each of these 3 entities is its equity interests. The Group holds effectively 47.42%, 50% and 50% equity interests in SA Finance, GAMECO and MTU respectively. Consequently it will not absorb a majority of the expected losses of these entities nor receive a majority of their expected residual returns. Based on the above, the Group has concluded it is not the primary beneficiary of SA Finance, GAMECO and MTU and therefore they were not consolidated under U.S. GAAP.


STEP (3)
--------

As Sichuan Airlines, China Postal and Xiang Yi were outside the scope of FIN46(R), we applied provisions of FAS94 "Consolidation of All Majority-Owned Subsidiaries" and EITF96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights" to assess whether these entities should be consolidated.

(1)  Sichuan Airlines and China Postal

     The Group does not have majority voting interest in these entities. Consequently they were not consolidated under US GAAP.

(2)  Xiang Yi

     According to the articles of association of Xiang Yi, all financial and operating decisions have to be passed by more than 75% of the directors of Xiang Yi. The board of directors of Xiang Yi comprises 2 directors. They are appointed by the Company and the other 49% equity shareholder respectively. Although the Company holds 51% equity interest in Xiang Yi, the Company does not have a majority voting interest in Xiang Yi. Even if the Company did have a majority of the voting interest, the minority shareholder has been granted substantive participating rights because it participates in the voting of all financial and operating decisions. Consequently, Xiang Yi was not consolidated under US GAAP.

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